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                                                                    EXHIBIT 6.6


                              CONSULTING AGREEMENT


         This CONSULTING AGREEMENT (the "Agreement") is executed on December ____, 1996, to be effective October 1, 1996 (the "Effective Date"), between CABLE LINK, INC., an Ohio corporation (the "Company"), and BOB BINSKY, an individual residing at Unit 206, The Landmark, 20185 East Country Club Drive, North Miami Beach, Florida ("Consultant").

                                   WITNESSETH:

         WHEREAS, the Company has retained Consultant to provide consulting services to the Company pursuant to a Consulting Agreement providing for a term which expires by its terms on September 30, 1996 (the "Current Agreement"); and

         WHEREAS, the Company wishes to continue to retain Consultant for an additional period, and Consultant desires to accept such retention, and, pursuant to action of the Board of Directors of the Company at a meeting held on October 25, 1996, to grant to Consultant certain rights to acquire stock of the Company, all upon the terms and conditions set forth herein.

         NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

         Section 1. General Services. Subject to the supervision of the board of directors of the Company (the "Company Board") or the President, and subject to any limitation which the Company Board may from time to time place on the authority herein granted to Consultant, Consultant shall perform consulting services consisting of the following: management systems controls; accounting procedures; credit policies; commercial and institutional financing relationships of the Company including short-term loans; assistance to the Company in developing cash flow projections, operating forecasts and capital improvement schedules and projections; acquisitions, mergers and leases or sales of assets; and advice and assistance with respect to such other economic and financial matters as the Company may from time to time request (the "General Services"). Consultant agrees to serve on the Company Board and hold the offices of Chairman and Chief Executive Officer. Consultant will not be required to perform services hereunder on more than 200 days (approximately 1600 hours) during the term of this Agreement. The parties hereto acknowledge that (a) it is not expected that Consultant will devote substantially all of his time and attention to the affairs of the Company, and (b) Consultant shall be free to be a director of, and perform services for, other non-competing companies. The Company acknowledges that Consultant will be spending much of his time in Florida, and that services performed hereunder shall include review of material received by Consultant in Florida and telephone conversations between Consultant in Florida and management of the Company.

         Section 2. Fee. As compensation for all General Services to be performed hereunder, the Company shall pay Consultant a fee of $100,000 in equal monthly installments on the last business day of each month, with the first payment to be paid on October 31, 1996. Fringe benefits are specifically excluded. In addition, the Company shall reimburse Consultant monthly for all expenses incurred by Consultant on behalf of the Company in the performance of the General Services hereunder, including but not limited to telephone and telecopy expenses, on presentation of appropriate documentation thereof. In addition, the Company agrees to reimburse Consultant for up to $500 of the legal cost incurred in the preparation of this Agreement, payable immediately upon execution hereof. Consultant agrees to submit a report once a month detailing the hours he spent performing the General Services. In addition, if Consultant makes a trip to Florida during the term of this Agreement (the "Florida Trips"), the Company agrees to pay the lesser of (a) fifty percent of the expenses of the Florida Trips or (b) $4,000 annually. Expenses in the previous sentence includes (without limitation) travel costs, meals and all out-of-pocket expenses related to Florida Trips. The Company shall have no obligation to pay for any expenses not specifically set forth in this Agreement while Consultant is in Columbus.


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         Section 3.1. Stock Option. As an additional incentive to encourage
Consultant to enter into this Agreement, concurrently with the execution of this Agreement, the Company hereby grants Consultant or its registered assigns, and Company shall approve any assignment, its consent not to be unreasonably withheld, an option (the "Stock Option") to purchase 20,000 shares of the Company's common stock ("Shares") at a price of $1.19 per Share (such price per Share, as adjusted pursuant to Sections 3.2.2 through 3.2.10 of this Agreement, is referred to herein as the "Option Exercise Price").

                      3.2.1. Term of Stock Option. The Stock Option shall be exercisable at any time and from time to time commencing on October 1, 1996, through the period ending at 5:00 p.m. Eastern Standard Time on October 1, 2006, and shall be void thereafter.

                      3.2.2. Appreciation Rights. Consultant shall have the option, at any time that he may exercise its right to purchase Shares under the Stock Option, to require the Company to purchase its right to so exercise with respect to one or more of such Shares at a dollar amount per share equal to the difference between the Stock Option Price and the Fair Market Value of a Share as of the day immediately preceding the day on which Consultant gives to the Company notice of its exercise of this right. "Fair Market Value" shall mean the closing price for such a Share as reported on the primary national securities exchange on which the Shares are listed, or if not so listed, in the over-the-counter market as reported by the National Association of Securities Dealers Automated Quotation System, Inc. ("NASDAQ"), or a comparable inter-dealer quotation system, or if the Shares are not listed or quoted on NASDAQ or a comparable inter-dealer quotation system, the average of the closing bid and asking prices as furnished by any member of the National Association of Securities Dealers, Inc.

                      3.2.3. Exercise.  Consultant may exercise the Stock
Option by delivery of a notice to the Company indicating the number of Shares to be acquired (or to be sold under Section 3.2.2) accompanying such notice with a check of Consultant payable to the order of the Company in the amount of the Option Exercise Price (except if Section 3.2.2 is being availed of). Promptly upon receipt of such notice and check, where applicable, the Company shall cause to be issued and delivered to Consultant one or more certificates representing the Shares so acquired (or a check of the Company in the amount required to be delivered to Consultant pursuant to the provisions of Section 3.2.2.)

                      3.2.4. Company to Reserve Shares. The Company shall reserve out of its authorized but unissued Shares or Shares held in treasury enough Shares to permit Consultant to acquire all Shares which he may acquire hereunder. The Company may, if required by the securities laws, in the opinion of its counsel, place a legend upon the certificates of Shares issued to Consultant hereunder restricting their transfer unless in compliance with the Securities Act of 1933 and state securities laws.

                      3.2.5. Adjustment for Change in Capital Shares. If the Company (a) pays a dividend or makes a distribution on its Shares in its Shares,
(b) subdivides its outstanding Shares into a greater number of shares, (c) combines its outstanding Shares into a smaller number of shares, (d) makes a distribution on its Shares in its capital shares other than Shares or (e) issues by reclassification of its Shares any of its capital shares, then the Option Exercise Price in effect immediately before such action shall be adjusted so that Consultant may receive the number of capital shares of the Company which he would have owned immediately following such action if he had acquired the Shares immediately before such action. The adjustment shall become effective immediately after the record date in the case of a dividend or distribution or immediately after the effective date in the case of a subdivision, combination or reclassification. If after an adjustment Consultant may receive shares of two or more classes of the capital shares of the Company, the Company shall determine the allocation of the adjusted Option Exercise Price between the classes of capital shares. After such allocation, the Option Exercise Price of each class of capital shares shall thereafter be subject to adjustment on terms comparable to those applicable to Shares in this Section.


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                      3.2.6.  Adjustment for Rights Issue. If the Company
distributes any rights or warrants to all holders of Shares entitling them after the record date mentioned below to purchase Shares at a price per share less than the current market price per share on that record date, the Stock Option Exercise Price shall be adjusted in accordance with the following formula: A = C x ((O + ((N x P) / M)) / (O + N)) where A = the adjusted Option Exercise Price; C = the current Option Exercise Price; O = the number of Shares outstanding on the record date; N = the number of additional Shares offered; P = the offering price per share of the additional Shares; M = the current market price per Share on the record date. The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the rights or warrants.

                      3.2.7. Adjustment for Other Distributions. If the Company distributes to all holders of Shares any of its assets or debt securities or any rights or warrants to purchase securities of the Company, the Option Exercise Price shall be adjusted in accordance with the following formula: A = C x ((M -
F) / M) where A = the adjusted Option Exercise Price; C = the current Option Exercise Price; M = the current market price per Share on the record date mentioned below; F = the fair market value on the record date of the assets, securities, rights or warrants applicable to one Share. The Board of Directors of the Company shall determine the current market price of the Shares and the fair market value of the assets, securities, rights or warrants distributed. The adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive the distribution. This Section
3.2.7 does not apply to (a)cash dividends or cash distributions paid out of current or retained earnings shown on the books of the Company, (b)rights or warrants referred to in Section 3.2.6 above, or (c)distributions or reclassifications referred to in Section 3.2.5 above.

                      3.2.8. Current Market Price. In Sections 3.2.6 and 3.2.7, the current market price per Share on any date is the average of the quoted prices of the Shares for 30 consecutive trading days commencing 45 trading days before the date in question. In the absence of one or more such quotations, the Company shall determine the current market price on the basis of such quotations, bid and asked prices or other information as it considers appropriate and reasonable in the light of the circumstances. If the Shares are not publicly traded at the date in question, the Company may determine the current market price per Share by obtaining the opinion of a reputable appraiser or investment banker as to the fair market value of a single Share on the date in question.

                      3.2.9. Notice of Adjustment. Whenever the Option Exercise Price is adjusted, the Company shall promptly mail to Consultant a notice of adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

                      3.2.10. Mergers, Etc. If the Company merges or consolidates with another corporation or sells or transfers all or substantially all of its assets to another person and the holders of the Shares are entitled to receive securities or property in respect of or in exchange for Shares, then as a condition of such merger, consolidation, sale or transfer, the Company and any such successor, purchaser or transferee shall amend this Agreement to provide that Consultant may thereafter acquire on the terms and subject to the conditions set forth in this Section 3 the kind and amount of securities or property receivable upon such merger, consolidation, sale or transfer by a holder of the number of Shares which Consultant could have acquired immediately before such merger, consolidation, sale or transfer, subject to adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3.

         Section 4.   Non-Exclusivity. The services of Consultant to the
Company are not exclusive and Consultant is free to render services to others and to engage in other activities, provided that such other services and activities do not, during the term of this Agreement, interfere in a material manner, with Consultant's ability to meet all of his obligations with respect to rendering services hereunder. In the absence of gross negligence, Consultant shall not be subject to liability to the Company or to any shareholder of the Company for any act or omission in the course of, or in connection with, the rendering of services hereunder.




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         Section 5.  Consulting Term. The period during which Consultant shall be available for General Services under this Agreement shall commence on October 1, 1996 and end on September 30, 1997. Upon termination, and upon receipt of all monies due to Consultant from the Company for General Services, Consultant shall forthwith deliver to the Company all property and documents of the Company then in the custody or control of Consultant.

         Section 6. Indemnity. The Company agrees to indemnify and hold harmless Consultant from and against any and all claims, liabilities, damages, losses, costs and expenses, including, without limitation, reasonable counsel fees and expenses, resulting from the performance or observance by Consultant of any of the covenants or other obligations which it is to perform or observe in this Agreement.

         Section 7. Confidentiality. Consultant agrees that all information which Consultant obtains with respect to the Company which the Company keeps confidential (the "Confidential Information") will not be used by Consultant in any way detrimental to the Company, will be kept confidential by Consultant and his representatives (which term includes its agents, representatives, attorneys, accountants, employees and financial advisers), shall not, except as Consultant may be legally obligated, without the prior written consent of the Company, be disclosed by Consultant or his representatives, in any manner whatsoever, in whole or in part, and shall not be used by Consultant or his representatives other than for the services Consultant is to perform for the Company. Consultant further agrees to transmit the Confidential Information only to those of his representatives who need to know such information for the purpose of performing services for the Company and who shall (a) be advised by Consultant of this Agreement and (b) agree with Consultant to be bound by the provisions hereof. For a period of two years after the last date on which General Services are performed by Consultant under this Agreement, or any renewal hereof, Consultant shall not accept employment with an employer which is, or which engages in activities that are, in competition with the business of the Company.

         Section 8. Notices. Any notice or other document given pursuant or with respect to this Agreement shall be in writing (including telex, telecopy or similar electronic mail) and shall be deemed given when the same is delivered personally, deposited in the United States mail, postage prepaid, registered or certified mail, addressed to the party at the following respective addresses, or sent to the telephone number or telecopy number and address set forth below or such other address, telephone number or telecopy number and address as the party may from time to time designate by written notice to the other party hereto:

        The Company:                           Consultant:

        280 Cozzins Street                     The Landmark, Unit 206
        Columbus, Ohio  43215                  20185 East Country Club Drive
        Tel. No. (614) 221-3131                North Miami Beach, Florida  33180
        Fax No. (614) 222-0581                 Tel. No. (305) 936-8688
        Attn:  Brenda L. Thompson, President   Fax No. (305) 936-8688


         Section 9.  General Provisions.

                9.1. Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Ohio applicable to contracts to be performed entirely within the State of Ohio.

                9.2. Amendments. This Agreement may be amended only in writing by the consent of each of the parties hereto, evidenced by all necessary and proper authority.

                9.3. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and no party hereto shall be bound by any communications between them on the subject matter hereof unless such communications are in writing and bear a date contemporaneous with or subsequent to the date hereof. However,

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nothing in this Agreement shall in any way modify, amend or affect the provisions of the Current Agreement and all provisions of the Current Agreement (including without limitation the grant of the Warrant and Stock Option to Consultant as provided therein) shall continue in effect in accordance with their terms.

                9.4. Successors. This Agreement and all rights of Consultant hereunder shall inure to the benefit of, and be enforceable by, Consultant's personal or legal representatives, executors or administrators.

                9.5. Assignment. This Agreement (and the rights and obligations hereunder) may be assigned by Consultant to any affiliate of Consultant provided that (a) Consultant shall receive the prior written consent of the Company, approving the assignment and (b) such transferee shall execute an amendment in a form acceptable to the Company agreeing to be bound by the terms of the Agreement as if an original signatory hereto.

         This Agreement is effective as of the Effective Date.

Consultant:                                   the Company:
                                              CABLE LINK, INC.


                                              By:
---------------------------                      ------------------------------
Bob Binsky                                       Name:  Brenda L. Thompson
                                                 Title:    President



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